SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 8, 2005


                           Commission File No. 1-14838

                                ----------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 7, 2005 announcing that Rhodia and SNIA have signed a letter of intent with RadiciGroup to establish an alliance between their respective businesses in textile fibers.

[Rhodia logo]                     [SNIA logo]                 [RadiciGroup logo]



                                                                   PRESS RELEASE


            RHODIA AND SNIA SIGN A LETTER OF INTENT WITH RADICIGROUP
                           IN THE TEXTILE FIBERS AREA


Paris, April 7, 2005 ---- Rhodia and Snia, each holding a 50% interest in their Nylstar joint venture, signed a letter of intent with RadiciGroup to establish an alliance between their respective businesses -Nylstar for Rhodia and Snia, RadiciFibres for RadiciGroup- in the textile fibers area (polyamide, polyester, elasthanne, and acrylic).

The new joint venture formed through this alliance will be mostly owned by RadiciGroup, Rhodia and Snia will share the remaining capital. With more than 4,000 employees, the new company is projected to generate annual sales of more than (euro)800 million.

The alliance will put Nylstar and RadiciFibres in a stronger position to face the growing impact of imported goods from Asia. The new company will be able to more fully respond to the present and future needs of its customers with a broader and more comprehensive product range.

This letter of intent represents the first step towards a binding agreement that should be finalized in the coming months once legal and financial documentations have been formalized and the legal approvals obtained.


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       This press release may be consulted on Rhodia's corporate website:
                                 www.rhodia.com
                                 --------------
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RadiciGroup, a multinational group present in 15 countries around the globe, is one of the most active leading Italian operators at an international level. Its production focuses on the chemicals sector, plastics, and the synthetic fibres chain. The Group, with 45 production units and around 5,100 employees worldwide, closed its 2004 operations with a consolidated turnover of 1,068 million Euros. RadiciFibres Spa is the synthetic fibres division of RadiciGroup: it reported a 2004 turnover of around 588 million Euros.


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

[Rhodia logo]                     [SNIA logo]                 [RadiciGroup logo]


SNIA currently operates mainly in the chemicals industry through its subsidiary Caffaro (turnover of around 120 million Euros), following a split in January 2004 that resulted in the demerger of its medical technologies which passed to the stock-exchange listed company Sorin. Furthermore, SNIA has significant real estate assets.

Nylstar, a company jointly owned by Rhodia (France) and SNIA (Italy), is a European player in the nylon textile yarn industry. The joint venture, with a total of approximately 2 700 employees, generated net sales of (euro)428 million in 2004.




Contacts
--------

RHODIA
Press relations
---------------
Lucia Dumas                     [telephone icon]  +33 1 55 38 45 48
Anne-Laurence de Villepin       [telephone icon]  +33 1 55 38 40 25

Investor relations
------------------
Nicolas Nerot                   [telephone icon]  +33 1 55 38 43 08

RADICIGROUP
Press Office RadiciGroup        pressoffice1@radicigroup.com
------------------------

SNIA
Press relations:                giuseppe.raciti@snia.it
----------------                -----------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 8, 2005                     RHODIA

                                             By:    /s/ BRUNO MOUCLIER
                                                    ----------------------
                                             Name:  Bruno Mouclier
                                             Title: Chief Financial Officer